As filed with the Securities and Exchange Commission on January 26, 2010.
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SEABRIDGE GOLD INC.
(Exact name of Registrant as specified in its charter)

Canada	1040	none
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS. Employer Identification Number)

106 Front Street East, Toronto, Ontario, Canada M5A 1E1, (416) 367-9292
(Address and telephone number of Registrant's principal executive offices)

Corporation Service Company, 1180 Sixth Avenue, New York, New York 10036, (212) 299-5656
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

The Commission is requested to send copies of all communications to:

Rudi Fronk	C. Bruce Scott	Bruce A. Rich
Seabridge Gold Inc.	DuMoulin Black LLP	Carter Ledyard & Milburn LLP
106 Front Street East	595 Howe Street	2 Wall Street
Toronto, Ontario	Vancouver, British Columbia	New York, New York
M5A 1E1	V6C 2T5	10005
(416) 367-9292	(604) 602-6811	(212) 238-8895

Approximate date of commencement of proposed sale to the public:
 From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box below):

A. ☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. ☑	at some future date (check appropriate box below)
1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
2. ☐
pursuant to Rule 467(b) on (    ) at (    ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (    ).

3. ☐
pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☑	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price (2)(3)(4)	Amount of Registration Fee
Common Shares	US$ 94,660,000	US$ 94,660,000	US$ 6,750
(1)
There are being registered under this Registration Statement such indeterminate number of common shares of the Registrant as shall have an aggregate initial offering price not to exceed CDN$100,000,000. The proposed maximum initial offering price per common share will be determined, from time to time, by the Registrant in connection with the sale of the common shares under this Registration Statement.

(2)	In United States dollars or the equivalent thereof in Canadian dollars.
(3)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended (the “Securities Act”).
(4)
U.S. dollar amounts are calculated based on the maximum aggregate offering price of CDN$100,000,000 converted to U.S. dollars based on the noon buying rate as reported by the Bank of Canada of CDN$1.00 = US$0.9466 on January 22, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act, or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

ii

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES
OR PURCHASERS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED JANUARY 26, 2010

PRELIMINARY BASE SHELF PROSPECTUS

SEABRIDGE GOLD INC.

CDN$100,000,000

COMMON SHARES

Seabridge Gold Inc. (the "Company" or "Seabridge") may offer for sale and issue, from time to time, Common shares of the Company (“Common Shares”) with the total gross proceeds not to exceed CDN$100,000,000 during the 25 month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective.  The Common Shares may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement.

The specific terms of the Common Shares in respect of which this Prospectus is being delivered will be set forth in the applicable shelf prospectus supplement and will include the number of Common Shares offered, the offering price and any other specific terms.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more shelf prospectus supplements that will be delivered to purchasers together with this Prospectus. Each shelf prospectus supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the shelf prospectus supplement and only for the purposes of the distribution of the Common Shares to which the shelf prospectus supplement pertains.

An investment in the Common Shares involves a high degree of risk.  You should carefully read the "Risk Factors" section in this Prospectus.

(continued on next page)

This offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements.  Prospective investors should be aware that such requirements are different from those of the United States.  The Company prepares its financial statements, including those incorporated herein by reference, in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and such financial statements are subject to Canadian auditing and auditor independence standards.  The Company's financial statements may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition and disposition of Common Shares may have tax consequences both in the United States and in Canada. This Prospectus or any applicable shelf prospectus supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion contained in this Prospectus and any applicable shelf prospectus supplement with respect to a particular offering of Common Shares.

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Seabridge exists under the federal laws of Canada, many of the Company's officers and directors are residents of Canada, some or all of the experts named in this Prospectus are residents of Canada, and most of the Company's assets and the assets of said persons are located outside the United States.

Neither the United States Securities and Exchange Commission (the "SEC"), nor any state securities regulator, has approved or disapproved of the Common Shares offered hereby, passed upon the accuracy or adequacy of this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

This Prospectus constitutes a public offering of Common Shares only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Common Shares. Seabridge may offer and sell Common Shares to, or through, underwriters or dealers and also may offer and sell Common Shares directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The shelf prospectus supplement relating to each issue of Common Shares offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Common Shares and will set forth the terms of the offering of the Common Shares, the method of distribution of Common Shares, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution.

In connection with any offering of Common Shares, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.  See "Plan of Distribution".

The Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "SEA" and the NYSE AMEX Equities (formerly the American Stock Exchange) ("AMEX") under the symbol "SA".  The closing price of the Common Shares on the TSX and AMEX on January 25, 2010 was CDN$28.80 and US$27.38 per share, respectively.

The Company's registered office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

2

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus or any shelf prospectus supplement. Seabridge has not authorized anyone to provide you with different information. Seabridge is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that the information contained in this Prospectus and any shelf prospectus supplement is accurate as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document.  Such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer.  Each time the Company sells securities under this Prospectus, it will provide you with a shelf prospectus supplement that will contain specific information about the terms of that offering.  The shelf prospectus supplement may also add, update or change information contained in this Prospectus.  Before investing in any securities, you should read both this Prospectus and any applicable shelf prospectus supplement together with additional information described below under "Documents Incorporated by Reference" and "Available Information".

This Prospectus is part of a registration statement on Form F-10 relating to the Common Shares that the Company filed with the U.S. Securities and Exchange Commission (the "SEC").  This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.  If you are a U.S. resident or are otherwise subject to United States securities laws, you should refer to the registration statement and the exhibits to the registration statement for further information.

Unless the context otherwise requires, references in this Prospectus and any shelf prospectus supplement to "Seabridge" or the "Company" includes Seabridge Gold Inc. and each of its subsidiaries.

The following table sets forth the factors for converting imperial measurements to metric equivalents:

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.6214
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonne	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

See "Glossary of Technical Terms" for a description of some important technical terms used or to be used in this Prospectus and any shelf prospectus supplement and the documents incorporated by reference herein. A more detailed glossary appears in the Company's annual information form dated March 30, 2009 for the year ended December 31, 2008 (the "AIF"), which is incorporated herein by reference.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Company is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference herein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this Prospectus, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus, or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus and any shelf prospectus supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any shelf prospectus supplement, are presented in Canadian dollars. In this Prospectus and any shelf prospectus supplement, references to "CDN$" or "$" are to Canadian dollars and references to "US$" are to United States dollars. See "Exchange Rate Information".

The financial statements incorporated by reference in this Prospectus and any shelf prospectus supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any shelf prospectus supplement, have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in some material respects from U.S. generally accepted accounting principles ("U.S. GAAP"), and so these financial statements are not comparable to the financial statements of U.S. companies. For a discussion of the principal differences between the Company’s financial results as calculated under Canadian GAAP and U.S. GAAP, prospective investors should refer to the Company’s audited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles – Item 18” as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, and the unaudited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles – Item 18” as at September 30, 2009 and for the three month and nine month periods ended September 30, 2009 and 2008.  See "Documents Incorporated by Reference."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference into this Prospectus contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning the Company's projects, business approach and plans, including estimated production, capital, operating and cash flow estimates and other matters at the Company's KSM Project and Courageous Lake Project (each as defined herein). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", “projects”, "estimates", “assumes”, "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as "forward-looking statements").  In addition, statements concerning mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments.  In making the forward-looking statements in this Prospectus the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated resources at the Company's projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Company's history of losses and expectation of future losses;

•	risks related to the Company's ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;

•	uncertainty of whether there are any economic reserves existing on the Company's mineral properties;

•	uncertainties relating to the assumptions underlying the Company's resource estimates;

•	uncertainty of estimates of capital costs, operating costs, production and economic returns;

•	risks related to commercially producing precious metals from the Company's mineral properties;

•	risks related to fluctuations in the market price of gold, copper and other metals;

•	risks related to fluctuations in foreign exchange rates;

•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;

•	risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;

•	uncertainty related to title to the Company's mineral properties;

•	risks related to unsettled First Nations rights and title;

•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;

•	increased competition in the mining industry;

•	the Company's need to attract and retain qualified management and personnel;

•	risks related to some of the Company's directors' and officers' involvement with other natural resource companies; and

•	the Company's classification as a "passive foreign investment company" under the United States tax code.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading "Risk Factors" and elsewhere in this Prospectus, in any applicable shelf prospectus supplement, and in the documents incorporated by reference herein and therein.  In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.  It is also noted that while Seabridge engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION

This Prospectus contains references to United States dollars and Canadian dollars.  The following table sets out, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period based on the noon buying rate as reported by the Bank of Canada:

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2008	2009
	(US$)					(US$)
Highest rate during period	0.8690	0.9099	1.0905	1.0289	0.9716	1.0289	0.9422
Lowest rate during period	0.7872	0.8528	0.8437	0.7711	0.7692	0.9263	0.7692
Average rate during period	0.8254	0.8817	0.9304	0.9381	0.8757	0.9819	0.8546
Rate at the end of period	0.8577	0.8581	1.0120	0.8166	0.9555	0.9435	0.9327

The average exchange rate is calculated using the average of the noon buying rate on the last business day of each month during the applicable fiscal year or interim period.  On January 25, 2010, the noon buying rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was CDN$1.00 equals US$0.9450.  The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

THE COMPANY

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus.  This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Common Shares.  You should carefully read the entire Prospectus and the applicable shelf prospectus supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus and the applicable shelf prospectus supplement, before making an investment decision.

Corporate Information

Seabridge is a gold resource company whose principal properties are the Kerr-Sulphurets-Mitchell project located in Northern British Columbia, Canada (the "KSM Project") and the Courageous Lake project located in the Northwest Territories, Canada (the "Courageous Lake Project").  The Company exists under the Canada Business Corporations Act.  The Company presently has three active wholly-owned subsidiaries: Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold, Corporation, a Nevada corporation; and 5073 N.W.T.  Limited, a company incorporated under the laws of the Northwest Territories of Canada.  The following diagram illustrates the current inter-corporate relationship between the Company, its subsidiaries and its projects:

	SEABRIDGE GOLD INC.

100%		100%			100%
5073 N.W.T Ltd. (Northwest Territories)	KSM Project (British Columbia)			Seabridge Gold Corporation (Nevada)

					100%
			Grassy Mountain Project (Oregon)	100%	Pacific Intermountain Gold Corporation (Nevada)

100%
Courageous Lake Project (Northwest Territories)	Red Mountain Project (British Columbia)	100%	Quartz Mountain Project (Oregon)	100%	Early Stage Projects (Nevada)

			Early Stage Projects (Nevada)	100%

Summary Description of Business

Since 1999, Seabridge has taken steps to achieve its goal of providing exceptional returns to shareholders by maximizing leverage to the gold price.  The Company’s strategy to achieve this goal is to optimize gold ownership per Common Share by increasing gold resources more rapidly than shares outstanding. This ratio of gold ownership per Common Share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that Seabridge’s competitive advantage would be to acquire, explore and develop gold deposits.  Seabridge determined it would not build or operate mines but that it would look to partner or sell assets which were ready for production. In the Company’s view, building mines adds considerable technical and financial risks and requires a different set of skills and resources. Seabridge also concluded that early stage exploration would be too risky in terms of establishing a high and growing ratio of gold ownership per Common Share.  The Company therefore narrowed its value-added proposition to three phases which would unfold as the gold price rose: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) defining the economic parameters of the deposits through engineering studies and upgrading resources to reserves.  The Company believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold ownership per Common Share.

In 1999, the Company believed that it was cheaper to buy ounces of gold in the ground than to explore for them. Seabridge set out to buy gold deposits in North America that were not economic in a low gold price environment. North America was selected as the preferred jurisdiction because of its established mineral tenure and permitting procedures, political stability and infrastructure advantages. At that time, many projects were for sale at distressed prices as producers struggled to stay in business. Seabridge decided it would acquire projects with three main characteristics:

1.	Proven resources with quality work done by reputable companies;

2.	Upside exploration potential; and

3.	Low holding costs to conserve cash in the event that a higher gold price was delayed.

From 1999 to 2002, Seabridge acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories) and has been paying less than US$0.10 per ounce per year in holding costs.  Previous owners had spent an estimated US$300 million exploring and developing these deposits.

By 2002, with the gold price on the rise, the Company believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favour of increasing gold ownership through exploration. Seabridge's strategy entered its second phase, which was to expand the Company's resource base by carefully targeted exploration.  This phase proved highly successful, with total measured and indicated gold resources growing 431% between 2003 and 2009 and shares outstanding increasing only 36.3% during the same period.

By 2008, the gold price had risen sufficiently to make a number of Seabridge's projects potentially economic.  Therefore Seabridge began work on the third phase of its strategy - defining the economics of its projects through engineering studies and upgrading resources to reserves.  This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Company's most important asset.  The permitting process began and the Company undertook a substantial infill drilling program to raise the confidence level in the project`s resources.  Work now in progress is anticipated to lead to a completed preliminary feasibility study for the KSM Project in April 2010 under which a large portion of the KSM Project's gold and copper resources are expected to be converted to reserves.

The Company`s attention is now turning to its second-largest asset, the Courageous Lake Project. A preliminary economic assessment of this project was completed in early 2008 and indicated that the project’s economics were marginal at the then prevailing gold price. Seabridge management believes that the Courageous Lake Project could make a significant contribution to the valuation of the Company given the increase in the gold price in the past year. The Company is therefore considering a plan to take the Courageous Lake Project along a similar development path to the KSM Project, including additional drilling to upgrade inferred resources, the commencement of the permitting process and further engineering work to move towards a preliminary feasibility study.

To date, work on the KSM Project and the Courageous Lake Project has been funded in part by the sale of non-core assets, consistent with the Company's strategy of limiting share dilution. The Company intends to continue with the sale of non-core assets as opportunities arise.

At the date of this Prospectus, the estimated gold resources at the Company's properties are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)1

PROJECT	Cut-Off Grade (g/T)	Measured					Indicated					Inferred
		Tonnes (000's)	Gold Grade (g/T)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000's)	Gold Grade (g/T)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000's)	Gold Grade (g/T)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)
KSM	0.50 gold equiv.
Mitchell		659,700	0.64	13,574	0.17	2,472	1,080,900	0.58	20,156	0.17	4,050	537,000	0.44	7,597	0.14	1,657
Sulpherets		--	--	--	--	--	159,000	0.63	3,221	0.28	981	144,000	0.50	2,317	0.16	511
Kerr		--	--	--	--	--	237,500	0.26	1,985	0.48	2,513	76,100	0.20	489	0.30	503
KSM Total	--	659,700	0.64	13,574	0.17	2,472	1,477,400	0.53	25,362	0.23	7,544	757,100	0.43	10,403	0.16	2,671
Courageous Lake	0.83	6,293	2.92	591	--	--	53,020	2.14	3,648	--	--	93,720	1.98	5,966	--	--
Grassy Mountain	0.55	--	--	--	--	--	18,657	1.54	924	--	--	1,722	1.10	61	--	--
Quartz Mountain	0.34	3,480	0.98	110	--	--	54,330	0.91	1,591	--	--	44,800	0.72	1,043	--	--
Red Mountain	1.00	1,260	8.01	324	--	--	340	7.041	76	--	--	2,079	3.71	248	--	--
Castle/ Black Rock¹	0.25	4,120	0.57	75	--	--	8,260	0.53	140	--	--	7,950	0.37	93	--	--
1.	These resource estimates have been prepared in accordance with NI 43-101. See "Cautionary Note to United States Investors".

Seabridge intends to seek a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Company when the current phase of better defining the economics of these projects has been advanced further.  Realizing value for the Company's shareholders will depend on the potential financial return for a prospective purchaser or partner as well as market conditions at the time, especially gold and copper prices. The timing of sales or partnership agreements, if any, cannot be determined at this juncture.

KSM Project

Overview

The KSM Project consists of 30 contiguous mineral cell claims covering an area of 6,726.42 hectares and the adjacent 16 mineral legacy "BJ" claims covering approximately 6,225 hectares.  Both the cell claims and the BJ legacy claims are under application for two mining leases.  Twenty-one placer cell claims covering an area of 5,749.2 hectares are coincident in land area with most of the KSM mineral claims.  The property is in the Iskut-Stikine region of British Columbia, approximately 20 kilometers southeast of the former Eskay Creek Mine and approximately 65 kilometers northwest of Stewart, British Columbia.  Seabridge also holds 47 mineral cell claims (Seabee Property) and six mineral legacy claims (Tina Property), covering approximately 21,478 hectares, that are located about five kilometers northeast of the KSM property where certain of the KSM Project's proposed plants and tailings storage would be located.  The claims are 100% owned by the Company.  Barrick Gold Corporation retains a 1% net smelter royalty ("NSR") that is capped at $4.5 million.  Two of the pre-converted claims at the Sulpherets property (Xray 2 and 6) are subject to an effective 1% NSR capped at US$650,000.

The KSM property falls within the Cassiar-Iskut-Stikine Land and Resource Management Plan. There are no Protected or Special Management Areas overlapping the KSM property. A Conservation-oriented Protection Area and large River Corridor Special Management Area are currently being considered along the lower two-thirds of the Unuk River, which may impact the approval process of potential development plans and valley access to the project. The government has recognized the significance of historical mining activity in this area, which includes the past producing Eskay Creek, Snip, Granduc, and Premier mines. Based on various anecdotal reports, the Company believes the provincial government is supportive of future mining development in the region.

The KSM Project falls within the traditional lands of the Tahltan First Nation. The Tahltan have been active community and development partners in other mining projects such as the Golden Bear Mine and Eskay Creek Mine in Northern British Columbia.

Access to the property is by helicopter from Stewart, British Columbia.  Mobilization of equipment and personnel can be staged quite effectively from the Tide Lake airstrip, Bronson Strip or from Bob Quinn and Bell II Crossing on the Stewart Cassiar Highway.

At the time the Company acquired the KSM Project in 2001, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modelled separately by Placer Dome (CLA) Limited ("Placer Dome").  Drilling by the Company during 2006 and 2007 confirmed a new zone, the Mitchell zone, which is significantly larger than the Kerr and Sulphurets zones.

During 2008 and 2009 Seabridge focused on further exploration and development of the KSM Project and generated successive resource estimates and a preliminary economic assessment which was updated in 2009 to incorporate the current resource estimate at the time.  After completing further drilling in 2009 the drill hole database for the KSM Project now includes 355 core holes totaling approximately 94,500 meters. Over 95% of the holes at Mitchell were drilled by Seabridge between 2006 and 2009.  Seabridge announced its current resource estimate at the KSM Project on January 11, 2010 and work is underway to update the 2009 KSM Preliminary Assessment Report (as defined herein).

Updated Preliminary Economic Assessment at the KSM Project of September 2009

In December 2008, a Preliminary Economic Assessment for the KSM Project was completed.  An updated Preliminary Economic Assessment for the KSM Project was prepared by a group of consultants, all of whom are independent of Seabridge, which estimate was used in the 2009 KSM Preliminary Assessment Report.  The updated KSM Preliminary Economic Assessment is dated September 8, 2009 and is entitled "Kerr-Sulpherets-Mitchell (KSM) Preliminary Economic Assessment Addendum 2009" (the “2009 KSM Preliminary Assessment Report”).  The overall study was coordinated by Wardrop Engineering Inc. ("Wardrop"), a Tetra Tech Company.  Other consultants and their responsibilities are listed in this Prospectus under the heading “Interests of Experts”.

The following summarizes information from the 2009 KSM Preliminary Assessment Report.

The 2009 KSM Preliminary Assessment Report envisages a large tonnage open-pit mining operation at 120,000 metric tonnes per day of mill feed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck or pipeline to the nearby deep-sea port at Stewart, British Columbia. A separate molybdenum concentrate and gold-silver dore would also be produced at the processing facility.

Two mine plans are considered in the 2009 KSM Preliminary Assessment Report: (i) a 30 year mine life designed to maximize a 5% net present value discounted mining schedule; and (ii) an extended 45+ year mine life based on larger pits designed to maximize total undiscounted net cash flow for the project. Both the 30 year and the extended mine life scenarios would follow a similar development path and capital payback would occur in the same time frame for both scenarios. Although the extended mine life scenario provides useful information, the 2009 KSM Preliminary Assessment Report concentrated on the 30 year scenario, which will be the scenario used in Seabridge’s ongoing permitting program.

Mineral Resources and Mine Planning

Resource Modeling Inc. ("RMI") constructed three-dimensional block models for the Kerr, Sulphurets and Mitchell zones. Independent gold and copper grade wireframes were constructed from cross-sectional polygons which were then reconciled in bench plan. These wireframes were used by RMI in a multi-pass inverse distance grade interpolation plan. The estimated block grades were validated using visual and statistical methods. Based on those results, it is RMI’s opinion that the grade models are globally unbiased and suitable for subsequent pit optimization studies. The estimated block grades were classified into indicated and inferred resource categories using distance to data in conjunction with the number of drill holes that were used to estimate block grades. The resource estimate of RMI was reported in a report entitled “Updated KSM Mineral Resources” dated March 30, 2009 (the “2009 KSM Estimate Report”).

The following table summarizes the estimated measured, indicated and inferred resources for each zone from the 2009 KSM Estimate Report.  The mineral resources tabulated in the following were not constrained by conceptual pits although RMI did generate a series of conceptual pits for each zone to test the robustness of the deposits.

	Measured Mineral Resources					Indicated Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr	No Measured Resources					225,300	0.23	0.41	1,666	2,036
Sulphurets	No Measured Resources					87,300	0.72	0.27	2,021	520
Mitchell	579,300	0.66	0.18	12,292	2,298	930,600	0.62	0.18	18,550	3,692
Total	579,300	0.66	0.18	12,292	2,298	1,243,200	0.56	0.23	22,237	6,248

	Measured + Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr	225,300	0.23	0.41	1,666	2,036	69,900	0.18	0.39	405	601
Sulphurets	87,300	0.72	0.27	2,021	520	160,900	0.63	0.17	3,259	603
Mitchell	1,509,900	0.64	0.18	30,842	5,990	514,900	0.51	0.14	8,442	1,589
Total	1,822,500	0.59	.021	34,529	8,546	745,700	0.50	0.17	12,106	2,793
Note:           This table does not include the results of the 2009 exploration program at the KSM Project.  These resource estimates have been prepared in accordance with NI 43-101.  See "Cautionary Note to United States Investors".

A series of Lerchs Grossman ("LG") pit shell optimizations were carried out by Moose Mountain Technical Services (“MMTS”) using the resource models provided by RMI.

Mine planning pit optimizations used current projected mining, processing, and general and administrative ("G&A") costs and metal recoveries from each of the Mitchell, Sulphurets and Kerr pit areas. The 2009 resource estimate classifies the mineralization as indicated and inferred and both categories were used in the pit optimization. The LG delineated resources are in-situ and use a net smelter return ("NSR") cut-off of $6.85 but do not include any mining dilution or mining loss.

MMTS notes that the mine plan incorporates some inferred mineral resources. Inferred resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Therefore MMTS advises that there can be no certainty that the estimates contained in the 2009 KSM Preliminary Assessment Report will be realized.

Mining Operations

The mine production schedule, based on the detailed pit phases engineered from the results of an LG sensitivity analysis, varies production annually from the three areas to maximize the net present value ("NPV") returns for the project. This work utilized MineSight® schedule optimization. Large-scale shovels, trucks and mobile equipment were utilized in the mine planning schedules, which are then used for the operating cost estimating.

The proposed mining operations are typical of open-pit operations in mountainous terrain in western Canada and would employ proven bulk mining methods and equipment. There is significant operating and technical expertise, services and support in western Canada, British Columbia and in the local area for the proposed operations. A large capacity operation is being designed and large scale equipment is specified for the major operating areas in the mine to generate high productivities per worker, which is estimated to reduce unit mining costs and allow the lowest mining cost to be achieved. Large scale equipment is also expected to reduce the labour requirement on site and dilute the fixed overhead costs for the mine operations. The model indicates that much of the general overhead for the mine operations would be minimized if the number of production fleets and the labour requirements are minimized.

Metallurgical Testing

Several metallurgical test programs were carried out to assess the metallurgical response of mineralization at the KSM Project. The most recent test programs were performed in 2007 and 2008. Laboratory testing programs have led to the development of a proposed conventional grinding and flotation circuit for Mitchell and Sulphurets mineralization producing copper/gold flotation concentrate and additional gold/silver extraction via a leach circuit treating by-product, gold-bearing sulphide concentrates.

Preliminary estimates for copper, gold, silver and molybdenum metallurgical performances were developed using the results of a 2008 test program conducted by G&T Metallurgical Services Ltd.  In the projection, the metal recoveries are based on the combined process of flotation and cyanidation. This flotation process is estimated to produce an average 25% copper concentrate grade and a by-product molybdenite flotation concentrate. The cyanidation leach process on gold-bearing pyrite products would produce a gold-silver dore.

Mineral Processing

The proposed flotation process is projected to produce a copper/gold concentrate with 25% copper grade containing 60% of the mill feed gold values. Copper flotation recoveries are estimated to average 86% with some variability due to copper head changes. A cyanidation circuit treating gold-bearing pyrite flotation products is proposed to increase the projected overall gold recovery from the Mitchell zone to around 76%. Silver recovery from the flotation and leaching circuit is expected to be 73% on average. A separate flotation circuit has been included in the plan to recover molybdenite from copper concentrate during periods of processing higher-grade molybdenite mineralization in the mill feed.

The mill for the KSM Project is designed to process mill feed at an average rate of 120,000 t/d.  The proposed process plant consists of three separate facilities: an ore crushing/grinding and handling facility at the mine site, a ground ore slurry transportation tunnel facility and a main process facility at the plant site, including secondary grinding, flotation, regrinding, leaching and dewatering.

The primary comminution plant at the Mitchell valley mine site is designed to reduce the mill feeds from 100% passing 1,200 mm to 80% passing 180 μm by three stages of crushing and one stage of grinding. The proposed crushing includes primary crushing by gyratory crushers, secondary crushing by cone crushers and tertiary crushing by high pressure grinding rolls. The primary grinding circuit, consisting of four conventional ball mills, is designed to grind the crushed materials to a particle size of 80% passing 180 microns.

The ground mill feed is proposed to be transported through two parallel 23 kilometer tunnels by three stages of pumping to the main plant site, which is to be located on the Seabee Property northeast of the Mitchell pit. The tunnels would also be used for electrical power transmission and providing maintenance services between the main plant site and the Mitchell valley mine areas.  The proposed tunnel route is through Crown land and approximately 15 kilometers of its length passes through ground subject to mineral claims held by third parties.

The proposed main process plant would consist of secondary grinding, flotation, concentrate dewatering, cyanide leaching, gold recovery and related process facilities. The slurry materials from the primary comminution circuit would be further ground down to 80% passing 125 μm in grinding circuits consisting of ten energy efficient tower mills in closed circuit with hydrocyclones. The ground material would then have copper/gold/molybdenum minerals concentrated by conventional flotation and also produce a gold-bearing pyrite concentrate for gold leaching. Depending on molybdenum content in the copper/gold concentrate, the concentrate would be further processed to produce a copper/gold concentrate and a separate molybdenum concentrate. The gold-bearing pyrite flotation concentrate together with the copper cleaner flotation tailing from the copper/gold cleaner circuit would be leached with cyanide for additional gold and silver recovery. Prior to storing in the tailing facility, the residues from the cyanide leaching circuit would be washed and subjected to cyanide recovery and destruction.

Tailing and Waste Management

The flotation tailing and the cyanide leach residues would be pumped to the proposed tailing management facility located near the process plant. This large storage impoundment is estimated to have sufficient capacity for the 30 years of KSM mined resource (1,296,000 kt) with impoundment dam heights of 150 m. Additional storage capacity would be possible by raising the dams or by using another storage area in the Tiegen Creek drainage area. Cyclone sands would be generated from the low-sulphur flotation tailing and used for dam construction to impound the bulk of the tailing products. The high sulphide gold leach tailing product would also be impounded in the tailing pond and eventually covered by water or low-sulphide flotation tailing product. Water is proposed to be managed in the impoundment during operations, by maximizing the return of decanted tailing solutions and minimizing the input of fresh water to the process circuits.

In the Mitchell valley the waste rock from the operation is proposed to be segregated according to its potential to generate acid and soluble metals. A comprehensive testing program using blast-hole cuttings would be established to characterize all rock removed from the pits. This program would be integrated with the ore control program to ensure that mined material is correctly directed to the process plant, the Non-potentially Acid Generating ("NAG") storage area or the Potentially Acid Generating ("PAG") waste storage area.

The operation includes a PAG waste rock dump to be located adjacent to the Mitchell pit and designed to isolate the PAG waste rock from ground water and surface runoff. The plan is that leachate resulting from internal moisture and precipitation would flow to the treatment plant where pit seepage and dump waters would be treated prior to release. A conventional high density sludge treatment plant is proposed to be employed for the treatment. This plant would also treat haulage tunnel water.

A separate NAG waste rock dump may also be required. An additional PAG dump may be constructed on the south side of the Sulphurets ridge.

Other overburden is to be disposed in the NAG waste rock dumps. Overburden would be tested for acid generation prior to use.

Some overburden and glacial till are to be stored for later use as a cover for the waste rock dumps to create a moisture barrier and a growth medium for eventual revegetation. In addition, the NAG waste rock is proposed to be used as an erosion resistant cover and for basal drains for the PAG waste rock dump and to line runoff channels for non-contact surface water. Much of the current surface area of the zones is barren of vegetation due to the relatively recent glacial ice recession.

Environmental Considerations

The KSM Project requires certification under both the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act processes. In addition, numerous federal and provincial licences, permits and approvals will be required to use, construct and operate the project. The BC Environmental Assessment process was initiated in March of 2008 with the submission of a “Project Description” to the BC Environmental Assessment Office.  Federal regulatory authorities were also informed of the proposed project at that time

On-site baseline environmental work was initiated by Rescan Environmental Services Ltd. ("Rescan") in the spring of 2008 and continued in 2009, with the second year of a planned two year baseline program. Rescan led this work, the preparation of the Environmental Assessment and the submissions required to acquire operating permits. Seabridge is involved with consultation meetings with local communities, regulatory agencies, regional and municipal governments, Treaty Nations and the First Nations to advance the proposed project through the review processes.

Infrastructure

The plant and mine facility layouts are located to take advantage of the natural topography and, to the extent possible, minimize the impact on the environment. Parallel twin tunnels connected by crosscuts containing the slurry and return water pipelines and services would need to be constructed to deliver the mill feed for processing and tailing storage. The proposed route of the tunnels extends from the north side of the Mitchell zone approximately 23 kilometers to the northeast into the upper reaches of the Tiegen Creek valley. There would be a saddle point approximately 16 kilometers from the Mitchell portal where the tunnel daylights.

Highway 37, a major road access to northern British Columbia passes within 14 kilometers of the KSM Project’s proposed tailing site. A preliminary road study by McElhanney Consulting Services, Ltd. proposes a 14 kilometer routing to the plant site and 1 kilometer spur road to the Teigen Creek side of the tailing facility. A temporary construction road approximately 15 kilometers long is planned from the plant site to the tunnel saddle point to facilitate tunnel construction and PAG rock removal from the tunnel saddle portals. Road access to Mitchell Creek is to be provided by a 34 kilometer continuation of the Eskay Creek Mine access road.

Copper concentrates (averaging approximately 1,000 t/d) produced at the process site would be filtered near the plant site and transported 200 kilometers by contract trucking firms on Highway 37 and 37A to a storage site near Stewart, British Columbia. Concentrates would be loaded and shipped via ocean transport to overseas smelters.

Power Supply and Distribution

The northern most extension of the current BC Hydro grid in the KSM Project area is a 220 kilometers long, 138 kV transmission line to Meziadin Junction from the Skeena substation near Terrace, British Columbia. The community of Stewart, British Columbia is provided service by a continuation of the transmission line from Meziadin. The existing 138 kV transmission line does not have adequate capacity to supply an extension to the KSM property. There is a currently proposed new 287 kV “Northwest Transmission Line” ("NTL") from Skeena substation following in proximity to Highway 37 past the KSM property as far north as Bob Quinn Lake. However, due to the uncertainty of this project and the estimated costs, it is proposed to take regular service from BC Hydro at Meziadin Junction under their bulk rate schedule 1823.  This will require significant system reinforcement on the part of BC Hydro, including the construction of a new 287 kV transmission line from Skeena to Meziadin (similar to the current NTL plans). As the KSM load is large, in the range of 150 MW, BC Hydro’s revenues will be sufficient such that they would under current policy fund this construction, only requiring a bond over a seven year period from the Company. Consequently, the KSM Project would take service at Meziadin and would then be responsible for construction of a 287 kV transmission line from Meziadin to Snowbank Creek, just north of Bell II (102 kilometers in length) and then a further 14 kilometer interconnection to the KSM No. 1 substation, located adjacent to the flotation plant.

Overhead power lines and underground cables would be run from feeder breakers in the 287 kV No. 1 flotation step-down substation to distribute power around the plant site.

Service to the Mitchell mine and mill site would be provided by a 287 kV cable (23 kilometers in length) through the slurry pipeline tunnel connecting the plant site. This supply would terminate at the 287 to 25 kV step-down Substation No. 2 at in the proposed Mitchell plant area. 25 kV cables are proposed to feed the mill building and 25 kV overhead power lines would extend from the substation to the primary crusher area and around the rim of the open pit mines to service pit equipment.

The 2009 KSM Preliminary Assessment Report capital and operating cost estimates were developed with these electrical service concepts.

The recommended power supply option involves construction of 103 kilometers of 287 kV transmission line from Meziadin Junction, generally parallel to Highway 37, to Snowbank Creek, a point just north of Bell II. The plan is based on use of the same right-of-way and the associated environmental assessment review process, currently underway, for the NTL project and assumes cooperation by British Columbia Transmission Corporation and the British Columbia government. The required environmental studies for the NTL are currently proceeding.

The 287 kV branch line to the mine (also by the Company) includes 14 kilometers of 287 kV transmission line generally following the mine access road.

Capital Cost Estimate

An initial capital of US$3.083 billion is estimated for the project.  Costs in the 2009 KSM Preliminary Assessment Report have been converted using a fixed currency exchange rate of CDN$1.00 to US$0.90. The expected accuracy range of the capital cost estimate is +25%, -10%.  Initial capital has been designated as all capital expenditures required to produce concentrate and dore. A summary of the major capital costs is shown in the following table.

Description	US$000
Direct Works
Overall Site	84,000
Mining	320,000
Minesite Crushing and Grinding	381,000
Tunnel Pumping	122,000
Plantsite Grinding and Flotation	248,000
Tailing Dam	118,000
Ore Haulage Tunnel	138,000
Mitchell Diversion Tunnel	36,000
Mitchell Diversion Hydro Plant	3,000
Water Treatment	91,000
Site Services and Utilities	11,000
Ancillary Buildings	65,000
Plant Mobile Fleet	6,000
Temporary Services	121,000
Roads, Power & Infrastructure	258,000
Subtotal	2,002,000
Indirects
Project Indirects	645,000
Owner's Costs	45,000
Contingencies	391,000
Subtotal	1,081,000
Total Capital Cost	3,083,000

Operating Cost Estimate

The operating cost for the KSM Project was estimated at US$10.57/t milled. The estimate was based on an average annual process rate of 120,000 t/d milled.

The updated costs in this section are stated in Q2 2009 U.S. dollars, however, the remaining costs are in Q3 2008 U.S. dollars. The expected accuracy range of the operating cost estimate is +25%, -10%.

Power is to be supplied by grid lines at an average cost of US$0.039/kWh. Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and estimated equipment load power draws for the rest of the process equipment. The power cost for the mining section is included in the mining operating cost. Power costs for surface service is included in site services.

Average Operating Cost Summary
	US$/a (000's)	US$/t Milled
Mine
Mining Costs – Mill Feed	173,744*	4.02*
Mill
Staff & Supplies	176,544	4.03
Power (Process only)	40,567	0.93
G&A and Site Service
G&A	32,213	0.75
Site Service	5,913	0.14
Tailing and Water Treatment
Tailing	6,610	0.15
Water Treatment	23,905	0.55
Total	459,526	10.57

*including pre-production operating costs of US$168.2 million.

The operating costs are defined as the direct operating costs including mining, processing, tailing storage, water treatment and G&A. Sustaining capital includes all capital expenditures after the process plant has been put into production.

Economic Evaluation

Metal revenues projected in the KSM Project cash flow models were based on the average metal production values as follows:

	Years 1 to 8	Life of Mine
Total Tonnes to Mill (000s)	345,601	1,293,001
Annual Tonnes to Mill (000s)	43,200	43,200
Average Grades
Gold (g/t)	0.711	0.609
Copper (%)	0.176	0.218
Silver (g/t)	2.74	2.21
Molybdenum (ppm)	52.8	51.9
Total Production
Gold (000s oz)	6,130	19,278
Copper (000s lb)	1,091,872	5,259,442
Silver (000s oz)	22,249	67,054
Molybdenum (000s lb)	14,859	60,043
Average Annual Production
Gold (000s oz)	766	644
Copper (000s lb)	136,484	175,721
Silver (000s oz)	2,781	2,240
Molybdenum (000s lb)	1,857	2,006

A full production schedule, which maximizes mine and mill production, was carried forward to a cash flow analysis using three metals price scenarios.  In the base case scenario, the three year average prices for gold, copper, silver and molybdenum were used, consistent with industry standard. In the alternate scenario, more conservative metal prices were used.  In the third scenario spot metals prices on July 27th, 2009 (just before the announcement of the results of the 2009 KSM Preliminary Assessment Report) were used.  The cash flow analysis for the base case scenario shows that the project would have a 30 year mine life and a positive cash flow of US$11,570 billion at a 0% discount rate.  The analysis shows that the project would have a positive NPV of US$3.424 billion at a 5% discount rate.  The project NPV decreases to US$1.356 billion in the alternate case but increases to US$3.703 billion when using the metal spot prices.  With the base case three-year metal price average, the cash cost per ounce of gold (net of by-product credits) is negative US$51.00. The corresponding total cost per ounce of gold produced is US$178.00.

The financial analysis shows that the internal rate of return ("IRR") will be 12.6% for the base case and will decrease to 8.5% for the alternate case and increase to 13.6% for the spot price case. The payback period is 6.6 years for the three-year base case, 8.8 years for the alternate case and 5.8 years for the spot price case.

The following table summarizes the key inputs to the financial model for the base case, the alternate case and the spot prices and the KSM Project’s estimated financial results for each of these scenarios.

		Base Case 3-year Average	Alternate Case	Spot Price July 27, 2009
Gold	US$/oz	778	800	950
Copper	US$/lb	3.00	2.00	2.50
Silver	US$/oz	13.68	12.50	14.00
Molybdenum	US$/lb	26.05	15.00	15.00
Exchange Rate	US:Cdn	0.90	0.90	0.90
NPV (at 0%)	US$B	11.570	6.326	11.707
NPV (at 5%)	US$B	3.424	1.356	3.703
IRR	%	12.6	8.5	13.6
Cash Cost / oz Au	US$/oz	-51	243	114
Payback Period	Years	6.6	8.8	5.8
Total Cost/oz	US$/oz	178	472	343

Seabridge cautions that the 2009 KSM Preliminary Assessment Report incorporates inferred mineral resources which are considered too geologically speculative to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the 2009 KSM Preliminary Assessment Report will be realized.

Sensitivities were run and it was determined that pit size is most sensitive to gold grade and gold prices and least sensitive to initial capital costs.  Details of the results of the sensitivity analysis appear in the 2009 KSM Preliminary Assessment Report.

Opportunities and Recommendations

The following sections from the 2009 KSM Preliminary Assessment Report outline areas to investigate for project improvements.

A.	Geology/Resource Recommendations

•	re-survey drill hole collar locations for holes that show an apparent difference in elevation relative to the new topographic base map;

•	complete drilling programs to upgrade the currently identified inferred resources to indicated resources;

•	construct an updated geological model for the Kerr deposit; and

•	construct a waste rock classification model for each pit area in order to classify waste material.

B.	Mining Recommendations

•	evaluate extended mine life with higher strip ratio material as presented in the NPV(0) mine case;

•	additional drilling/resource modeling for improved resource and geotechnical confidence, reducing waste stripping in the early mine schedules;

•	detailed hydro-geology evaluation of the area to improve the accuracy of pit dewatering design and to assess the diversion and water management for the mining area;

•	ongoing evaluation of an overall waste rock management plan to reduce haul distances from Kerr and South Mitchell pits;

•	alternative mining methods and technologies studies to improve efficiencies and reduce fuel consumption;

•	further climate studies and operability studies to mitigate disruptions and improve safety during extreme mountain weather conditions;

•	risk assessment and mitigating study for implementing tasks; and

•	a detailed geotechnical study of the potential pit slope angles to refine the project economics.

C.	Process Recommendations

•	further evaluation of the use of high pressure grinding rolls to reduce operating costs for energy and grinding media; and

•	further metallurgical test work and mineralization evaluations for each of the pit areas.

D.	Other Recommendations

•	a geohazard assessment including snow and avalanche loss control programs as the project infrastructure locations become more defined;

•	optimization of waste dump locations together with appropriate water management during placement and after mine reclamation has been completed;

•
crushing and conveying of mill feed and waste from Kerr, rather than using mine haul trucks to transport the mill feed and waste long distances over adverse topography; storage of high-PAG Kerr waste adjacent to Mitchell pit for subsequent flooded disposal within the pit upon Mitchell pit closure;

•
options involving pumping of concentrate to Stewart, British Columbia, rather than concentrate trucking, indicate marginal economical benefit; however, further evaluation work may be warranted in the project’s pre-feasibility stage; and

•	evaluation of other alternative sites for PAG dumps that allow geological confinement and collection of leachate from the surface of low permeability rock areas.

In response to certain of the foregoing recommendations, drilling was undertaken in 2009 with a view to upgrading the 277 million tonnes of inferred resource contained in the 30 year mine plan to the measured and indicated categories, the results of which have been incorporated into the updated 2010 KSM Estimate Report discussed below.

KSM Updated Resource Estimate – Technical Report

RMI, under the direction of Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690), a Qualified Person under NI-43-101, completed a Technical Report for the KSM Project to update the resource estimate for the project to incorporate 2009 drilling results.  The report is entitled “January 2010 Updated KSM Mineral Resources” and dated January 25, 2010 (the “2010 KSM Estimate Report”).

The following summarizes information from the 2010 KSM Estimate Report.

During 2009, Seabridge completed a 14,000 meter core drill program at the KSM Project with the primary objective to upgrade resources to the level required for a reserve calculation.  RMI estimated gold and copper grades using inverse distance weighting methods within gold and copper grade envelopes that were constructed for the Mitchell, Sulphurets and Kerr zones. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into measured, indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. Recoverable gold equivalent grades were calculated using a US$650 gold price with a 70% recovery rate and a US$2.00 copper price with an 85% recovery rate.

The following table summarizes the updated mineral resource estimates for the Mitchell, Sulphurets and Kerr zones at the KSM Project using a 0.50 gram per tonne gold equivalent cut-off grade:

KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

Zone	Measured Mineral Resources					Indicated Mineral Resources
	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)

Kerr	No Measured Resources					237,500	0.26	0.48	1,985	2,513
Sulphurets	No Measured Resources					159,000	0.63	0.28	3,221	981
Mitchell	659,700	0.64	0.17	13,574	2,472	1,080,900	0.58	0.17	20,156	4,050
Total	659,700	0.64	0.17	13,574	2,472	1,477,400	0.53	0.23	25,362	7,544

Zone	Measured + Indicated Mineral Resources					Inferred Mineral Resources
	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)

Kerr	237,500	0.26	0.48	1,985	2,513	76,100	0.20	0.30	489	503
Sulphurets	159,000	0.63	0.28	3,221	981	144,000	0.50	0.16	2,317	511
Mitchell	1,740,600	0.60	0.17	33,730	6,522	537,000	0.44	0.14	7,597	1,657
Total	2,137,100	0.57	0.21	38,936	10,015	757,100	0.43	0.16	10,403	2,671
Note:	The resource estimates have been prepared in accordance with NI 43-101. See "Cautionary Note to United States Investors."

The Company believes its consultants will be able to complete a pre-feasibility study by April 2010 that uses this most recent resource estimate and converts a portion of these resources into reserves.

Courageous Lake Project

Overview

The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada.  The property is comprised of 17 federal mining leases, 42 federal mining claims and one optioned federal mining claim (Red 25) having a combined area of 67,366 acres.  Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property.  Geology of the Courageous Lake Project is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that form a portion of the Slave Structural Province.

The property lies in a historic mining district and includes two past producing gold mines.  Year round access is available by air, either by fixed wing aircraft to the airstrip at the former Salmita mine six kilometers to the south, or via float-equipped aircraft to several adjacent lakes.  During mid-winter, access is available via a winter road which branches from the main winter road to the Lupin Mine.

Considerable exploration work was completed at the property before it was acquired by Seabridge in 2002.  Seabridge has completed additional extensive exploration and development on the property, culminating in the preparation of a preliminary assessment in 2008.

Courageous Lake Preliminary Economic Assessment of March 2008

In September 2005, a preliminary economic assessment for the Courageous Lake Project was completed.  In March 2008, an updated preliminary economic assessment for the Courageous Lake Project was completed by a group of independent consultants including Wardrop, Snowden Mining Consultants Inc. (“Snowden”), EBA Engineering Consultants Ltd. (“EBA”), TJS Mining-Met Services Inc. (“TJS”), W.N. Brazier & Associates Inc. (“Brazier”) and RMI.

The updated preliminary assessment is dated March 10, 2008 and is entitled "Seabridge Gold Inc. - Courageous Lake Project, Preliminary Economic Assessment - 2008" (the “2008 CL Preliminary Assessment Report”). The infrastructure evaluation and the overall study were coordinated by T.J. Smolik of TJS. Other consultants with their responsibilities are listed in this Prospectus under the heading “Interests of Experts”.

The 2008 CL Preliminary Assessment Report contains the expression of the professional opinion of TJS, Waldrop, Snowden, Brazier, EBA and RMI based on: (i) information available at the time of preparation, (ii) data supplied by outside sources, (iii) conclusions of other technical specialists named in the 2008 CL Preliminary Assessment Report and (iv) the assumptions, conditions and qualifications in the 2008 CL Preliminary Assessment Report.  The quality of the information, conclusions and estimates contained in the 2008 CL Preliminary Assessment Report are based on industry standards for engineering and evaluation of a mineral project and is consistent with the intended level of accuracy.  The study is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary economic assessment will be realized. The remainder of this section summarizes the findings of the 2008 CL Preliminary Assessment Report.

The independent consultants have concluded that an open-pit mining operation, with on-site processing, is the most suitable development scenario.  A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average annual production of 500,500 ounces of gold at a life of mine average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project are estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project is estimated at US$500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project is estimated at US$1.13 billion.

Mineral Resources

At a 0.83 gram per tonne cut-off, gold resources for the project drawn from the report of RMI entitled "Updated Mineral Resource Estimate, The Courageous Lake Project, Northwest Territories, Canada" (the "2007 Courageous Lake Estimate Report") and dated February 22, 2007, were stated as follows:

Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966
Note:	These resource estimates have been prepared in accordance with NI 43-101. See "Cautionary Note to United States Investors."

Snowden used the resource model prepared by RMI as part of its development of the mining plan for the project. The model was not validated by Snowden and grades were accepted as is.  RMI has noted that further work would be required, including in-fill drilling, to advance the project to acceptable levels of measured and indicated resources for a pre-feasibility or bankable feasibility study.

Mine Planning

A preliminary pit was selected based on the following cost estimates and operating assumptions.

Variable	Units
Mine Cost	US$1.14/tonned mined (average)
Processing and G&A Cost	US$14.19/tonne processed
Processing Rate	9.125 million tonnes per year
Pit Slopes	55d SW and 50d NE
Dilution	5% (metal only)
Metal Recovery	88.9%

Snowden used Whittle (Lerchs Grossman) software to determine the optimum pit shell. Incorporated in the pit optimization analysis were the pit slope criteria developed by EBA. Snowden also determined that a mining dilution factor of 5% grade dilution (equivalent to metal loss) was appropriate for the base case estimate. Based on their analysis, using the December 2006 EBA geotechnical projections of pit slopes, Snowden estimated the in-pit diluted resources within the ultimate pit limit as follows:

Courageous Lake In-Pit Material above 0.76 gram per tonne cut-off

Tonnes (000’s)	Grade (g/t)	Total Ounces Fed	Waste Tonnes (000’s)	Total Tonnes (000’s)
106,000	1.91	6,510,000	782,000	888,000

Sensitivities were run and determined that pit size is most sensitive to gold price and least sensitive to operating costs.

To ensure high grades in the early years, a phased mining strategy with stockpiling is proposed. In this approach, the highest economic value material is the focus of the initial development phase of the open pit, with progressively larger pit shells developed sequentially outward until the final phase establishes the ultimate pit limit described above. The maximum mining rate was set at 100 million tonnes per year with the mill feed rate set at 9.125 million tonnes per year. The average strip ratio over the life of the mine is estimated at 7.4:1, and peaks at around 20:1 in years five and six when large quantities of waste would be removed and the plant feed would come from stockpiles developed in earlier years.

To maximize productivity and minimize unit mining costs, large-scale state-of-the-art mining equipment has been selected for the mine operation. Haulage trucks with a 240 tonne payload capability combined with large capacity hydraulic shovels have been specified. Manpower requirements were estimated based on a 12 hour shift schedule, working four days on and four days off with four full crews of operating and maintenance personnel providing a 24 hour per day, seven day per week operation. Over the life of mine, Snowden has estimated average mining costs of US$1.14 per tonne of material mined.

Metallurgical Process and Plant

The project’s gold to sulphur ratio compares favourably with other operating refractory gold mines.  Mineral samples from the Courageous Lake deposits can produce a high-grade flotation concentrate at a relatively coarse primary grind size.  Total process operating costs are estimated at US$13.14 per tonne of milled.

The proposed process plant is designed to treat an average of 9.125 million tonnes of mineralization per year. To reduce the project’s comminution energy requirements, a high pressure grinding roll circuit is proposed for the comminution process. The mill feed would be processed through a primary gyratory crusher and stored in a coarse mill feed stockpile. The primary crushed material would be reclaimed by conveyor and sent to screening and secondary crushing and then treated through the high efficiency grinding rolls. The high pressure grinding roll product would be further ground in a grinding circuit consisting of two ball mills and hydrocyclones.

The hydrocyclone overflow would be sent to flotation for upgrading. The rougher flotation circuit consisting of 130 cubic meter flotation cells, connected in series, is estimated to recover over 90% of the gold in the rougher concentrate. The concentrate then would be reground in a tower mill and upgraded by one stage of cleaner flotation. The cleaner concentrate would be further reground in a tower mill and thickened prior to the subsequent oxidation processes. The cleaner tailings containing a low gold content would be thickened and pumped to the gold leach circuit for treatment with the oxidized concentrate products.

The upgraded cleaner concentrate is then to be sent to a two-stage oxidation (hybrid) circuit consisting of biological leaching to partially oxidize gold bearing sulfides in the concentrate and conventional pressure oxidation to oxidize the remaining sulphides. After the oxidized slurry is cooled, it is to be sent through a washing circuit to reduce the acidity and is then conditioned with lime prior to cyanide gold leaching.

The pH-adjusted slurry would be pumped to a gold leach circuit utilizing activated carbon (CIP Circuit) to adsorb dissolved gold. The cleaner flotation tailings would also be leached in this circuit. The activated carbon is then to be treated in a pressure stripping circuit to remove adsorbed gold from the carbon for ultimate deposition and removal in an electrowinning circuit. The overall gold recovery is expected to be 89% with these process stages.

The diluted acid solution from the washing stage is to be recycled to the flotation circuit and the excessive acid solution is treated by a lime neutralization circuit.

Infrastructure

Due to the remote location, the Courageous Lake Project requires its own power generation, a permanent camp, access by air and warehousing and storage at site. Site logistics include freight delivery over winter roads and air services for personnel and smaller freight components. The project’s electrical running load of 45 MW can be supplied entirely by diesel generation which can be supplemented with 20 MW peak capacity of wind power generation (estimated to average 6.6 MW of power demand over a yearly time period).  The economic comparison of power costs from on-site combustion turbines compares favourably with multiple units of diesel generators. Control systems are available for handling the variable output of the wind generation units.  An airport with a 6,500 foot runway, apron and hangar have been incorporated into the study together with local minesite access roads.

Environmental and Project Scheduling

It is estimated that the project would take approximately six years to commence production with the environmental and permitting process for the project estimated at two years. To be proactive in project permitting, Seabridge initiated environmental baseline data collection and community consultation in 2004 and continued the work during 2005, 2006 and 2007. During the two-year environmental process, the in-fill drilling, bulk sampling and final feasibility study could be completed. Final detailed engineering and procurement would subsequently require approximately two years. The construction and commissioning period is estimated at an additional two to three years.

Tailings Management

The preferred location for a tailings impoundment is east of the Courageous Lake deposit and plant site. A “wet tailings” scenario will require a footprint of almost two square kilometers with major engineering and construction of an impoundment to hold approximately 106 million tonnes of processed material. A waste material dump is to be located west of the proposed mill site.

Project Operating Costs

Average operating costs over the 11.6 year mine life are estimated as follows:

	Annual Costs (US$000)	US$/tonne processed	US$/ounce Gold Recovered
Mine	87,500	9.59	174

Process
Consumables	45,908	5.03	92
Manpower	10,421	1.14	21
Power – Process	57,427	6.29	115
Power – Services	6,132	0.67	12

G & A including Camps and Roads	9,569	1.05	19

Transportation & Refining	1,001	0.11	2

Total	217,958	23.88	435

Project Capital Costs

The initial capital costs for the project are estimated as follows:

Item	(US$000)
Mine Direct Costs	137,581
Plant Direct Costs	277,142
Environmental & Tailings Mgmt Direct Cost	17,286
Infrastructure	187,480
Total Direct Costs	619,488

Construction Indirect	37,962
Spare Parts	16,657
Owner's Costs	5,800
Engineering & Procurement	57,720
Total Indirect Costs	118,139

Total Direct And Indirect Costs	737,627

Contingency @ 15%	110,644

Total Initial Capital Costs	848,271

Total sustaining capital and closure costs over the life of the mine are estimated at US$51 million.

Base Case and Sensitivity Financial Analysis

Using the input parameters described above and a gold price of US$690 per ounce, net cash flows were developed for the base case. The following sensitivity analysis was also performed:

•	Gold Price – ranging from US$600 to US$1,000 per ounce. The estimated breakeven gold price for the project is at US$600 per ounce using the base case assumptions.

•	Capital and Operating Costs – costs were varied by ± 10% from the base case with the results summarized the in the table below. Capital costs have a smaller impact on the project than operating costs.

Pre-Tax Cash Flow Sensitivity
Variables	Project Net Cash Flow (US$millions)	Project NPV @ 5% (US$millions)	Project IRR

Base Case (Gold @ US$690)	$500	$176	9%

Gold @ US$600	($13)	($195)	0%
Gold @ US$700	$557	$217	10%
Gold @ US$800	$1,127	$629	19%
Gold @ US$900	$1,696	$1,042	28%
Gold @ US$1,000	$2,266	$1,454	36%

Capital Costs +10%	$411	$92	7%
Capital Costs -10%	$589	$260	12%

Operating Costs +10%	$245	($6)	5%
Operating Costs -10%	$753	$358	13%

Project Opportunities

Work on the Courageous Lake Project will be continued to evaluate modifications which could improve project economics. Some of the opportunities identified are as follows:

•
All-weather road: An all-weather road in close proximity to the site would have a large positive impact on the project’s capital and operating costs. Various levels of government and First Nations groups continue to study the all-weather road possibilities. There would be a significant reduction in on-site storage requirements, especially fuel oil and reagents such as lime.

•
Power generation sharing: A coal-fired power plant developed in the Bathurst Inlet, and the installation of a power transmission line to the three diamond mines and Courageous Lake, would significantly reduce operating costs for these mines. A shared power-generating facility seems a reasonable approach.

•
Mine life extensions: As demonstrated in the sensitivity analysis, the potential extension of mine life could have a positive material impact on the project's pre-tax net cash flow. Additional drilling would improve the confidence levels of the Courageous Lake Project resource estimates and may also provide more information that would improve ore scheduling from the open pit.

•
Alternate power schemes: The option of hydro power from the Tolstan Station is another possibility; long power transmission lines would have to be built to benefit from this power source. Wind generation at site is capital intensive, but produces energy at very low operating costs. Further site work is needed to document the wind and weather conditions which would apply to wind power generation.

MANAGEMENT

The names and municipalities of residence of the directors and officers of the Company, the positions held by them with the Company, their principal occupations for the past five years and their share holdings in the Company are as follows:

Name, Municipality of Residence and Position	Principal occupation or employment and, if not a previously elected director, occupation during the past five years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(4)
James S. Anthony Toronto, Ontario, Canada Chairman of the Board	President, Suma Investments Inc., a private investment company, since 1986.	Since October 1999	659,791 directly 548,334 indirectly
A. Frederick Banfield(1), (3) Tucson, Arizona, USA Director	Chairman, Mintec Inc., a consulting and software company providing services to the mining industry, since 1970.	Since October 1999	145,000
William M. Calhoun(1), (2), (3) Silverton, Idaho, USA Director	President, W.M. Calhoun Inc., a minerals industry consulting company, since 1983.	Since February 2000	81,667
Thomas C. Dawson (1), (3) Toronto, Ontario, Canada Director	Retired as Senior Audit and Accounting Partner, Deloitte & Touche LLP in 1999.	Since January 2006	16,000 directly 2,000 indirectly
Louis J. Fox(2), (3) Ft. Lauderdale, Florida, USA Director	Private Businessman. From 1984 to 1999, a Senior Vice President of Gerald Metals, Inc.	Since January 2000	229,000
Rudi P. Fronk Toronto, Ontario, Canada Director, President & CEO	President and CEO, Seabridge Gold Inc.	Since October 1999	900,000 directly 20,000 indirectly
Eliseo Gonzalez-Urien (2) Ashland, Oregon, USA Director	Senior Technical Advisor, Seabridge Gold Inc. since 2003. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	45,000
William E. Threlkeld Lakewood, Colorado, USA Senior Vice President	Senior V.P., Seabridge Gold Inc. since 2001, consultant to Seabridge, 1997-2001.	Since November 2001	250,000
Roderick Chisholm Mississauga, Ontario, Canada Secretary and CFO	Secretary, Seabridge Gold Inc. since 2003; Chief Financial Officer, Seabridge Gold Inc., since 2004.	Since June 2003	147,312
Gloria M. Trujillo Toronto, Ontario, Canada Assistant Secretary	Assistant Corporate Secretary, Seabridge Gold Inc. since 2003; Manager of Administration and Webmaster, Seabridge Gold Inc., since 2000.	Since June 2003	28,000
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee
(4)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at January 15, 2010, based upon information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such shares are held directly.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common Shares, investors should carefully consider the risks included herein and incorporated by reference in this Prospectus and those described in any shelf prospectus supplement.

Risks Related to the Company and its Industry

The Company has a history of net losses and expects losses to continue for the foreseeable future.

The Company has a history of net losses and, although the Company achieved a net profit of $10,290,000 for the fiscal year ended December 31, 2008 primarily as a result the sale of the Noche Buena project, the Company expects to incur net losses for the foreseeable future. As of September 30, 2009, the Company’s historical net losses totalled approximately $20,472,000. None of the Company’s properties has advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.

The Company expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Company is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Company’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Company's control. There is no assurance that the Company will be profitable in the future.

The Company's ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to sell property interests, enter into joint ventures or obtain suitable financing.

The Company has limited financial resources to sustain operations. The Company requires capital to maintain title to and undertake exploration and development of the Company’s principal exploration properties and to cover corporate expenses. Currently, the Company has sufficient funds to complete the updated preliminary economic assessment for the KSM Project and to cover general and administrative costs for the next 12 months. Additional financing will be required to continue to undertake additional development of the Company's mineral properties. The maintenance of and further exploration and development of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects or equity or debt financing. Such sources of financing may not be available on terms acceptable to the Company, or at all.  Disruptions in the current credit and financial markets has limited access to capital and credit for many companies, which may make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Failure to obtain such financing may result in delay or indefinite postponement of exploration and development work on the Company’s mineral properties, or the possible loss of such properties.  Satisfying financing requirements through the sale of projects or establishment of one or more joint ventures would reduce the Company's gold ownership per share and therefore its leverage to the gold price.

The Company has no known reserves and economic reserves may not exist on its properties.

Despite considerable work on its mineral claims, no known reserves have been established on any of the Company’s mineral properties.  Additional work will be required in order to determine if an economic deposit exists on the Company’s properties. There is no certainty that exploration of the Company’s mineral properties will result in the identification of commercially recoverable quantities of reserves or that, if found, reserves will actually be mined or processed profitably. Even in the event commercial quantities of ore are discovered, the exploration properties might not be brought into commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of the exploration personnel involved.  The Company has relied and will continue to rely upon consultants for development and operating expertise.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, government policy and regulation and environmental protection. Most of these factors are beyond the control of the Company.

The figures for the Company’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in this Prospectus and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. There can be no assurance that resource or other mineralization figures will be accurate or this mineralization could be mined or processed profitably.

Because the Company has not commenced commercial production at any of its properties, resource estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that recovery of minerals in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource estimates contained in this Prospectus have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Substantial declines in market prices for gold and other metals may eliminate the estimated profitability of the Company’s deposits and result in reduced reported resources. Any material reductions in estimates of resources, or of the Company’s ability to extract these resources, could have a material adverse effect on the Company’s prospects and could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated and there are no assurances future development activities by Seabridge, if any, will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated.  None of the Company’s mineral properties have an operating history upon which the Company can base estimates of future operating costs.  Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies.  Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the reserves to be mined and processed;

•	anticipated recovery rates of gold and other metals from the reserves;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by Seabridge’s current studies and estimates, and there can be no assurance that the Company’s actual operating costs will not be higher than currently anticipated.

Seabridge has no history of commercially producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

Seabridge has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Company has no ongoing mining operations or revenue from mining operations.  Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  The Company has only defined or delineated resources at its projects. None of the Company’s properties are currently under construction. The future development of properties found to be economically feasible, if any, will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure.  Although Seabridge has disclosed that it will not undertake production activities by itself, it may be involved in commencement of production at one of its properties if it enters into a joint venture or other arrangement with a third party regarding production.  As a result, Seabridge may be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and costs of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups, First Nations groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that, if the Company decides to be involved in mining activities, the Company will successfully establish mining operations or profitably produce precious metals at any of its properties.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the potential profitability of the Company’s projects.

The potential profitability of the Company's projects depends, in large part, upon the market price of gold, copper and other metals and minerals to be produced. The market price of gold, copper and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions;
•	supply and demand for jewellery and industrial products containing metals;
•	faith in paper currencies;
•	costs of substitutes;
•	changes in global or regional investment or consumption patterns;
•	global production levels;
•	speculative activities; and
•	sales by central banks and other holders, speculators and producers of gold, copper and other metals in response to any of the above factors.

There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and copper could adversely affect the Company’s ability to finance the exploration and development of the Company’s properties and to enter into joint ventures with strategic partners relating to the Company's properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There is no assurance that if commercial quantities of gold, copper and other metals are discovered on the Company's properties, that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company has a high ratio of gold resources per Common Share, fluctuations in gold prices have tended to have a greater impact on the price of the Common Shares.

The Company may be adversely affected by future fluctuations of foreign exchange rates.

The potential profitability of the Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from the Company's projects are priced in U.S. dollars but, since the Company's principal projects are located in Canada, the majority of its estimated expenditures will be in Canadian dollars.  A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of the Company's projects and therefore its ability to continue to finance its operations.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the preliminary economic assessments summarized in this Prospectus, the profitability of the projects will be more than or less than that estimated (if the other assumptions are realized).  Accordingly, the Company's prospects may suffer due to adverse currency fluctuations.

The Company's activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact the Company.

The Company's exploration and development of its mineral properties involves a number of risks and hazards. In addition, the business of mining is subject to various risks and hazards including:

•	environmental hazards;
•	industrial accidents;

•	metallurgical and other processing problems;
•	unusual or unexpected rock formations;
•	rock bursts;
•	structural cave-ins or slides;
•	flooding;
•	fires;
•	earthquakes
•	metals losses; and
•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, plant and equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Company currently maintains insurance against risks relating to its exploration activities in an amount which it believes to be reasonable.  If the Company commences mining activities with a partner, it will be subject to mining risks, including those listed above.  The Company anticipates that it will obtain the insurance it feels is reasonable for any mining activities it undertakes, however, such insurance contains exclusions and limitations on coverage and insurance for all risks is not likely available.  There can be no assurance that the insurance the Company desires will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.  The Company might also be subject to liability for environmental damage or other hazards which may be uninsurable or for which it may elect not to insure because of premium costs or commercial impracticability. The payment of such liabilities would reduce funds available for the acquisition of mineral properties or exploration and development and would have a negative effect on the Company's ability to generate revenues, profits and cash flows.

The Company is subject to substantial government regulatory requirements, which could cause a restriction or suspension of the Company's operations.

The exploration and development activities of the Company and the potential for profitable operation of the Company’s mineral properties is affected to varying degrees by government regulations relating to exploration, development and mining activities, the acquisition of land, royalties, taxes, labour standards, pollution control, environmental protection, health and safety and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and the potential of its projects.  Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail further exploration or development or reduce or eliminate the potential profitability of a project. The Company may be required to compensate those suffering loss or damage by reason of its exploration activities or operations.

At the federal, state and provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. At the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Company’s operations on the existing population and services. There can be no assurance that all required approvals and permits will be able to be obtained.

Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Company has estimated CDN$2,171,000 in reclamation liabilities for its properties. As at December 31, 2009, CDN$1,549,000 has been deposited for the benefit of the various government agencies until released or applied to reclamation costs. If the reclamation requires funds in addition to those already estimated or allocated, the Company could be forced to pay for the extra work, which could have a material adverse effect on the Company’s financial position and operations.  In addition, unidentified environmental deficiencies may exist on other of the Company’s properties.  The discovery of and any required reclamation of any additional properties would likely have an adverse effect on the Company’s operations and financial position.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of the Company's operations.

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulations and actions. The Company cannot predict what environmental legislation, regulations or policy will be enacted or adopted in the future or how current or future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trends include, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require that the Company obtain permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing for habitat for certain species or other protected areas. The land claims process in Canada has recently resulted in many First Nations groups taking over administration of lands subject to the land claims settlement, and First Nations groups may look to impose additional requirements over land they administer.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, which may adversely affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

At the federal, state and provincial level, regulations deal with environmental quality and impacts upon air, water, soil, vegetation and wildlife, as well as historical and cultural resources. Approval must be received from the applicable bureau and/or department before exploration can begin, and ongoing monitoring of operations is common. If the Company's operations result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.

Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is not available for mineral properties in Canada and the Company’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. To date, the Company has only done a preliminary legal survey of the boundaries of its properties and has not obtained formal title reports on any of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is challenged, the Company will have to defend its ownership through the courts. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties or being unable to enforce its rights with respect to its properties.

The present development plans at the KSM Project include the construction of twin 23 kilometer parallel tunnels through Crown land.  The proposed route passes through approximately 15 kilometers of Crown land subject to mineral claims held by a third party.  Seabridge has not been able to secure rights to drive the tunnels through this land and expects to have to pay reasonable compensation to secure a right of way through such mineral claims.  Seabridge holds no right to drive the tunnels through such land and may be unable to secure such rights at all.  Seabridge is exploring obtaining a right of way from the British Columbia government through such lands but there can be no assurance that a right of way can be obtained.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and the Northwest Territories and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia and the Northwest Territories. The KSM Project lies within the traditional territory of the Tahltan Nation and the Tahltan, like the majority of British Columbia’s First Nations, have not concluded a comprehensive treaty or land claims settlement regarding their traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia and the Northwest Territories will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Company's projects.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Increased competition could adversely affect the Company’s ability to acquire suitable properties for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to acquire suitable properties for mineral exploration in the future.

The Company has a dependence upon key management employees, the absence of which would have a negative effect on the Company’s operations.

The Company strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, President and Chief Executive Officer. There is little possibility that this dependence will decrease in the near term. If the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company does not carry any formal services agreements between itself and its officers or directors. The Company does not carry any “key man” life insurance.

Certain of the Company's directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Certain of the directors and officers of the Company are also directors, officers or shareholders of other natural resource or mining-related companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Risks Related to the Common Shares

The market for the Common Shares has been subject to volume and price volatility which could negatively effect a shareholder's ability to buy or sell the Common Shares.

The market for the Common Shares may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation, high production costs) as well as factors unrelated to the Company or its industry. In particular, the price for gold has recently been at an all time high and may not sustain such levels. In addition, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and an attendant change in the price for the mineral. The Common Shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, the Common Shares can also be expected to be subject to volatility resulting from market forces over which the Company will have no control. Further, despite the existence of markets for trading the Common Shares in Canada and the United States, shareholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the shares.

The Common Shares are publicly traded and are subject to various factors that have historically made the Common Share price volatile.

The market price of the Common Shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors.  The market price of the Common Shares may increase or decrease in response to a number of events and factors, including: the Company's operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to the Company's press releases, material change reports, other public announcements and the Company's filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common Shares to be publicly traded after an offering pursuant to any shelf prospectus supplement; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

The market price of the Common Shares is affected by many other variables that are not directly related to the Company’s success and are, therefore, not within its control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the Common Shares on the exchanges on which they trade has historically made the trading price of the Common Shares volatile and suggests that the trading price of the Common Shares will continue to be volatile in the future.

The Company has never declared or paid any dividends on the Common Shares.

The Company has never declared or paid any dividends on the Common Shares.  The Company intends to retain earnings, if any, to finance the growth and development of the business and does not intend to pay cash dividends on the Common Shares in the foreseeable future.  Any return on an investment in the Common Shares will come from the appreciation, if any, in their value.  The payment of future cash dividends, if any, will be reviewed periodically by the Company's Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.  See “Dividend Policy.”

Shareholders’ interests may be diluted in the future.

The Company may require additional funds for exploration and development programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company's earnings per share.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

Depending upon the composition of the Company’s gross income or its assets, the Company could be classified as a passive foreign investment company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Common Shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their Common Shares, or any gain realized upon a disposition of Common Shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Common Shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common Shares.

USE OF PROCEEDS

Unless otherwise specified in a shelf prospectus supplement, the net proceeds of any offering of Common Shares under a shelf prospectus supplement will be used for general corporate purposes, including funding future exploration and development work on the Company's two material assets, the KSM Project and the Courageous Lake Project. More detailed information regarding the use of proceeds from a sale of Common Shares will be included in the applicable shelf prospectus supplement.

All expenses relating to an offering of Common Shares and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable shelf prospectus supplement.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Preferred shares, issuable in series.  As of January 25, 2010, 37,660,185 Common Shares were issued and outstanding and no Preferred shares were issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company, and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company.  The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

Preferred Shares

The directors of the Company are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors, and such Preferred shares shall have priority over the Common Shares with respect to the property and assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Options

As of the date of this Prospectus, there were options outstanding to purchase 1,751,000 Common Shares at exercise prices ranging from $9.50 to $29.60 with expiry dates ranging from April 1, 2010 to March 4, 2014.

The Company has a Stock Option Plan that was approved by the Company's shareholders on June 18, 2008.  Options may be granted to directors, officers and employees of the Company as well as persons or corporations engaged to provide services to the Company (or any entity controlled by the Company) and any individuals employed by such persons or corporations.  At January 25, 2010, there are 2,391,000 Common Shares reserved for issuance under the Stock Option Plan, representing approximately 6.3% of the Company’s issued and outstanding shares as of January 25, 2010.  The exercise price for options granted under the Stock Option Plan must be not less than the closing market price on the day preceding the date of grant of the options and the maximum term of options granted is five years.

The options granted to certain directors and senior officers are subject to two different sets of vesting provisions:

•	options granted before 2008 require that the Company's share price achieves a certain price threshold and a certain price performance threshold before vesting; and

•
options granted in 2008 and thereafter vest upon the Company entering into an agreement to complete a significant transaction involving one or both of its KSM Project or Courageous Lake Project or involving the acquisition of a majority interest in the Company.

For further details on the terms of the Company’s Stock Option Plan, see the Company’s Management Proxy Circular dated April 24, 2009 incorporated herein by reference.  See "Documents Incorporated by Reference".

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol "SEA" and the AMEX under the symbol "SA".  The following table sets forth, for the 12 month period prior to the date of this Prospectus, details of the trading prices and volume (rounded up or down to the nearest one hundred) on a monthly basis of the Common Shares on the TSX and AMEX, respectively:

	Toronto Stock Exchange			AMEX
Period	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)	Volume
2009
January	19.00	14.29	157,900	15.63	11.36	7,041,700
February	24.46	15.53	376,300	19.63	12.88	7,360,800
March	29.73	19.89	632,400	24.40	15.38	8,963,600
April	30.11	23.00	520,800	23.90	18.82	4,684,200
May	34.00	23.35	733,700	30.87	19.52	7,058,800
June	32.52	25.45	532,500	30.14	22.18	7,225,500
July	32.91	28.95	535,900	30.29	24.84	5,072,800
August	34.15	29.46	304,000	31.99	27.00	3,660,500
September	35.50	28.26	704,200	33.25	25.63	8,571,200
October	31.23	20.91	1,110,200	29.57	19.36	10,288,200
November	28.50	21.50	1,016,600	27.36	19.85	9,021,800
December	30.25	23.28	748,200	29.00	22.00	6,809,900
2010
January 1 - 25	31.57	25.34	542,800	29.57	24.40	4,854,900

PRIOR SALES

The following table sets forth, for the 12 month period prior to the date of this Prospectus, details of the price at which securities have been issued or are to be issued by the Company, the number of securities issued at that price and the date on which the securities were issued:

January 5, 2009	Common Shares	10,000	$5.65	Exercise of Stock Options
January 6, 2009	Common Shares	15,000	$5.65	Exercise of Stock Options
January 8, 2009	Common Shares	12,500	$5.65	Exercise of Stock Options
March 31, 2009	Common Shares	15,000	$14.65	Exercise of Stock Options
April 1, 2009	Common Shares	10,000	$9.50	Exercise of Stock Options
July 30, 2009	Common Shares	100,000	$3.37	Exercise of Stock Options
August 4, 2009	Common Shares	7,500	$5.65	Exercise of Stock Options
September 18, 2009	Common Shares	5,000	$14.65	Exercise of Stock Options
January 4, 2010	Common Shares	57,500	$4.00	Exercise of Stock Options
January 22, 2010	Common Shares	4,000	$10.54	Exercise of Stock Options
March 4, 2009	Common Shares	25,000	$21.88	Grant of Stock Options
April 1, 2009	Common Shares	15,000	$28.70	Grant of Stock Options
November 11, 2009	Common Shares	15,000	$25.70	Grant of Stock Options
September 4, 2009	Common Shares	75,000	$32.57	Acquire Additional Mineral Claims adjacent to KSM Project

DIVIDEND POLICY

The Company has not paid any dividends since incorporation.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.

PLAN OF DISTRIBUTION

The Company may sell the Common Shares to or through underwriters or dealers, and also may sell Common Shares to one or more other purchasers directly or through agents.  Each shelf prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Common Shares and the proceeds to the Company from the sale of the Common Shares.  Only those underwriters, dealers or agents named in a shelf prospectus supplement will be the underwriters, dealers or agents in connection with the Common Shares offered thereby.

The Common Shares may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Common Shares may be offered may vary as between purchasers and during the period of distribution.  If, in connection with the offering of Common Shares to which a shelf prospectus supplement pertains, the underwriters have made a bona fide effort to sell all of the Common Shares at the initial offering price fixed in the applicable shelf prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such shelf prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the underwriters to the Company.

In connection with the sale of Common Shares, underwriters may receive compensation from the Company or from purchasers of the Common Shares from whom they may act as agents in the form of discounts, concessions or commissions.  Any such commissions will be paid out of the Company's general funds.  Underwriters, dealers and agents that participate in the distribution of Common Shares may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Common Shares by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the Common Shares may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.  In connection with any underwritten offering of Common Shares, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable shelf prospectus supplement will describe certain Canadian federal income tax consequences to investors of acquiring, holding and disposing of Common Shares.

The applicable shelf prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable.

LEGAL MATTERS

Certain legal matters in connection with the Common Shares offered hereby will be passed upon on behalf of the Company by DuMoulin Black LLP, with respect to Canadian legal matters, and by Carter Ledyard & Milburn LLP, with respect to United States legal matters. As at the date hereof, the partners and associates of DuMoulin Black LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company's auditors are KPMG LLP, Chartered Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada.  KPMG LLP has reported that it is independent of the Company within the meaning of the Rules of Professional Conduct of the Ontario Institute of Chartered Accountants.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada  M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada  V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA  80401.

INTEREST OF EXPERTS

The following are the names of all the persons who have prepared or certified a statement, report or opinion relating to the Company's mineral properties described or included in this Prospectus, including in a document incorporated by reference in this Prospectus, and whose profession or business gives authority to the statement, report, opinion or valuation.

RMI is named in respect of:

•	the 2010 KSM Estimate Report;

•	2009 KSM Estimate Report; and

•	the 2007 Courageous Lake Estimate Report,

each of which was prepared by Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690).

With respect to the 2009 KSM Preliminary Assessment Report, the following experts are named and their responsibilities are as follows:

•
Wardrop, under the direction of Frank Grills and John Huang (overall report preparation, metallurgical testing, mineral processing, process operating, ore slurry tunnel and capital costs and infrastructure);

•	MMTS under the direction of Jim Gray (mine planning, mine capital and mine operating costs);

•	Brazier under the direction of W.N. Brazier (power supply and related costs);

•	Rescan under the direction of Greg McKillop (environment and permitting);

•	Bosche Ventures Ltd. under the direction of Harold Bosche (conveyors, pipeline, pumping, infrastructure, tailings delivery and reclaim);

•
Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (diversion and seepage collection ponds, tailings dam, tailings access roads, pipeline, haulage and diversion tunnels, hydro plant and dumps);

•	RMI under the direction of Michael Lechner (mineral resources);

•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads); and

•	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes).

With respect to the 2008 CL Preliminary Assessment Report, the following experts are named and their responsibilities are identified:

•	TJS under the direction of T.J. Smolik (overall study and infrastructure evaluation);

•	Wardrop under the direction of Ken Deter (process) and Frank Grills (process capital costs);

•	Snowden under the direction of Dick Matthews (mining plans, mine capital, mine operating costs and financial analysis);

•	Brazier under the direction of W.N. Brazier (electrical power supply, including capital costs and minesite unit energy cost);

•	EBA under the direction of Eric Fier (environment, geotechnical and tailings); and

•	RMI under the direction of Michael Lechner (mineral resources).

None of the companies, firms or persons identified above received or will receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and firms beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or firms is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in British Columbia, Alberta and Ontario (the "Commissions") and filed with or furnished to the SEC.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Seabridge at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically on SEDAR, which can be accessed electronically at www.sedar.com, and on EDGAR, which can be accessed electronically at www.sec.gov.

The following documents are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a.
AIF of Seabridge, but excluding the information under the headings “Description of the Issuer's Business – KSM Project - 2008 Resource Estimates” and "Description of the Issuer's Business – KSM Project - Preliminary Assessment”;

b.
audited consolidated financial statements of Seabridge as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, together with the notes thereto and the auditors' report thereon and related management's discussion and analysis;

c.
unaudited interim consolidated financial statements of Seabridge as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008, together with the notes thereto and related management's discussion and analysis;

d.	management proxy circular dated April 24, 2009 prepared in connection with Seabridge's annual and special meeting of shareholders held on June 18, 2009;

e.	material change report dated January 5, 2009, announcing drilling results of the summer 2008 drill program at the Mitchell zone of the KSM Project;

f.	material change report dated January 8, 2009, announcing the final 2008 drill results from the Sulphurets zone of the KSM Project;

g.	material change report dated March 12, 2009, announcing updated gold resources for the KSM Project;

h.	material change report dated April 2, 2009, announcing updated gold and copper resources at the KSM Project;

i.	material change report dated June 10, 2009, announcing updated pit scenarios for the KSM Project;

j.	material change report dated June 25, 2009, announcing the execution of a letter of intent regarding the sale of the Company’s Red Mountain Project to BonTerra Resources Inc.;

k.
amended material change report dated August 4, 2009, announcing the results of the July 2009 updated Preliminary Economic Assessment of the KSM Project and amending the material change report filed August 4, 2009 to reflect the correct date of the material change;

l.	material change report dated August 19, 2009, announcing an agreement with Max Minerals Ltd. to acquire additional claims in the area of the KSM Project;

m.	material change report dated October 20, 2009, announcing drilling results from the summer 2009 drill program at the Sulpherets zone of the KSM Project;

n.	material change report dated October 20, 2009, announcing that the proposed sale of the Red Mountain Project to BonTerra Resources Inc. was not proceeding;

o.	material change report dated November 3, 2009, announcing drilling results from the summer 2009 drill program at the Mitchell zone of the KSM Project;

p.	material change report dated November 5, 2009, announcing drilling results from the summer 2009 drill program at the Kerr zone of the KSM Project;

q.	material change report dated January 18, 2010, announcing the updated mineral resource estimate at the KSM Project;

r.
audited related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles – Item 18" as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and filed on SEDAR and EDGAR on January 26, 2010; and

s.
unaudited related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles – Item 18" as at September 30, 2009 and for the three month and nine month periods ended September 30, 2009 and 2008 and filed on SEDAR and EDGAR on January 26, 2010.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management's discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC or in any Report on Form 20-F or Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A shelf prospectus supplement containing the specific terms of an offering of Common Shares will be delivered to prospective purchasers of such Common Shares together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such shelf prospectus supplement only for the purpose of the offering of the Common Shares covered by that shelf prospectus supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable Commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder.

Upon each new filing of interim financial statements and related management’s discussion and analysis filed with the Commissions during the currency of this Prospectus, the previous interim financial statements and management’s discussion and analysis filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Common Shares hereunder.

ADDITIONAL INFORMATION

Seabridge has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

Seabridge is subject to the information requirements of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act") and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that the Company has filed with the SEC at the SEC's public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access their website at www.sec.gov for further information about the public reference room. You may read and download some of the documents the Company has filed with the SEC's EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading "Documents Incorporated by Reference"; (ii) the consent of KPMG LLP; (iii) the consent of Michael J. Lechner of RMI; (iv) the consents of Frank Grills, John Huang and Ken Deter of Wardrop; (v) the consent of Jim Gray of MMTS; (vi) the consent of W.N. Brazier of Brazier; (vii) the consent of Greg McKillop of Rescan; (viii) the consent of Harold Bosche of Bosche Ventures Ltd.; (ix) the consent of Graham Parkinson of Klohn Crippen Berger Ltd.; (x) the consent of Robert Parolin of McElhanney Consulting Services Ltd; (xi) the consent of Warren Newcomen of BGC Engineering Inc.; (xii) the consent of T.J. Smolik of TJS; (xiii) the consent of Dick Matthews of Snowden; (xiv) the consent of Eric Fier of EBA; (xv) the consent of DuMoulin Black LLP; and (xvi) the powers of attorney from certain directors and officers of Seabridge.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain mining terms used in this Prospectus:

cut-off grade – The lowest grade of mineralized material that qualifies as a resource in a deposit.  In other words, material of the lowest assay that is included in a resource estimate.

feasibility study – A definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government for mine operation.  This study must include a definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a mineral reserve and the details of its economic viability.

grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

indicated resource - That part of a resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource - That part of a resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

measured resource - That part of a resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

net smelter return royalty/ NSR  – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

pre-feasibility study or preliminary feasibility study – A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined.  This study must include a financial analysis based on reasonable assumptions of technical engineering, operating and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

preliminary assessment, preliminary economic assessment or PEA – A study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to completion of a preliminary feasibility study.

reserve - The economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

resource or mineral resource - A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a resource are known, estimated or interpreted from specific geological evidence and knowledge.  Resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

ENFORCEABILITY OF CIVIL LIABILITIES

Seabridge is a company organized and existing under the Canada Business Corporations Act. Many of the Company's directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside the United States. Seabridge has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of the Company's directors, officers and experts under the United States federal securities laws. The Company's Canadian counsel, DuMoulin Black LLP, advised the Company that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, DuMoulin Black LLP also advised the Company that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Seabridge has filed with the SEC, concurrently with the filing of the registration statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X.  Under the Form F-X, Seabridge has appointed Corporation Service Company, New York, New York as its agent for service of process in the United States in connection with any suit or proceeding brought against or involving the Company in a United States federal court or state court arising out of or related to or concerning the offering of the securities under this Prospectus and any shelf prospectus supplement.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

The Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the “CBCA”) provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The indemnification may be made in connection with an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity as described above, only with court approval and provided the individual fulfills the conditions set out in clauses (a) and (b) above. The aforementioned individuals are entitled to indemnification from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described above if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual described above ought to have done and provided the individual fulfills the conditions set out in clauses (a) and (b) above. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding described above; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in clauses (a) and (b) above.

Section 6.03 of the Amended By-law Number 1 (including all amendments as of December 5, 2007, the “By-laws”) of Seabridge Gold Inc. (the “Registrant”), provides that subject to Section 124 of the CBCA, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or proceeding in which the individual is involved because of that association with the Registrant or other entity, if (a) he acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.  Section 6.03 further provides that the Registrant shall also indemnify such persons in such other circumstances as the CBCA permits or requires and that nothing contained in Section 6.03 shall limit the discretion of the Registrant to indemnify, or limit the right of any person entitled to indemnity to claim indemnity, apart from the provisions of Section 6.03.

Underwriting agreements in respect of offerings of securities under this registration statement may contain provisions by which the underwriters agree to indemnify the Registrant, each of the directors and officers of the Registrant and each person who controls the Registrant within the meaning of the Securities Act with respect to information furnished by the underwriters for use in the registration statement.

Insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

Exhibit No.	Description

4.1
Annual Information Form of the Registrant dated March 30, 2009 for the year ended December 31, 2008, but excluding the information under the headings “Description of the Issuer's Business – KSM Project - 2008 Resource Estimates” and "Description of the Issuer's Business – KSM Project - Preliminary Assessment” (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.2
Audited consolidated financial statements of the Registrant as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 together with the notes thereto and the auditors' report thereon and related management's discussion and analysis (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.3
Unaudited interim consolidated financial statements of the Registrant as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008 together with the notes thereto and related management's discussion and analysis (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on November 13, 2009).

4.4
Management Proxy Circular dated April 24, 2009, prepared in connection with the Registrant's annual and special meeting of shareholders held on June 18, 2009 (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on May 15, 2009).

4.5
Material Change Report, dated January 5, 2009, reporting drilling results of the summer 2008 drill program at the Mitchell zone of the KSM Project (incorporated by reference to Exhibit 99.1 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.6
Material Change Report, dated January 8, 2009, reporting the final 2008 drill results from the Sulphurets zone of the KSM Project (incorporated by reference to Exhibit 99.2 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.7
Material Change Report, dated March 12, 2009, reporting updated gold resources for the KSM Project (incorporated by reference to Exhibit 99.3 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.8
Material Change Report, dated April 2, 2009, reporting updated gold and copper resources at the KSM Project (incorporated by reference to Exhibit 99.4 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.9
Material Change Report, dated June 10, 2009, reporting updated pit scenarios for the KSM Project (incorporated by reference to Exhibit 99.5 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

Exhibit No.	Description

4.10
Material Change Report, dated June 25, 2009, reporting the execution of a letter of intent regarding the sale of the Registrant’s Red Mountain Project to BonTerra Resources Inc. (incorporated by reference to Exhibit 99.6 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.11
Material Change Report, filed August 10, 2009, reporting the results of the update Preliminary Economic Assessment for the KSM Project and amending the material change report dated August 4, 2009 to reflect the correct date of the material change (incorporated by reference to Exhibit 99.7 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.12
Material Change Report, dated August 19, 2009, reporting an agreement with Max Minerals Ltd. to acquire additional claims in the area of the KSM Project (incorporated by reference to Exhibit 99.8 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.13
Material Change Report, dated October 20, 2009, reporting that the proposed sale of the Red Mountain Project to BonTerra Resources Inc. was not proceeding (incorporated by reference to Exhibit 99.9 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.14
Material Change Report, dated October 20, 2009, reporting drilling results from the summer 2009 drill program at the Sulpherets zone of the KSM Project (incorporated by reference to Exhibit 99.10 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.15
Material Change Report, dated November 3, 2009, reporting drilling results from the summer 2009 drill program at the Mitchell zone of the KSM Project (incorporated by reference to Exhibit 99.11 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.16
Material Change Report, dated November 5, 2009, reporting drilling results from the summer 2009 drill program at the Kerr zone of the KSM Project (incorporated by reference to Exhibit 99.12 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.17
Material Change Report, dated January 18, 2010, reporting the updated mineral resource estimate at the KSM Project (incorporated by reference to Exhibit 99.13 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.18
Audited related supplemental note dated January 20, 2010 entitled "Reconciliation with United States Generally Accepted Accounting Principles-Item 18 as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008” (incorporated by reference to Exhibit 99.1 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 26, 2010).

Exhibit No.	Description

4.19
Unaudited related supplemental note dated January 20, 2010 entitled "Reconciliation with United States Generally Accepted Accounting Principles-Item 18 as at September 30, 2009 and for the three and nine month periods ended September 30, 2009 and 2008” (incorporated by reference to Exhibit 99.2 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 26, 2010).

5.1	Consent of KPMG LLP.
5.2*	Consent of Resource Modeling Inc. and Michael Lechner.
5.3*	Consent of Wardrop, A Tetra Tech Company, Frank Grills, John Huang and Ken Deter.
5.4*	Consent of Moose Mountain Technical Services and Jim Gray.
5.5*	Consent of W.N. Brazier Associates Inc. and W.N. Brazier.
5.6*	Consent of Rescan Environmental Services Ltd. and Greg McKillop.
5.7*	Consent of Bosche Ventures Ltd. and Harold Bosche.
5.8*	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson.
5.9*	Consent of McElhanney Consulting Services Ltd. and Robert Parolin.
5.10*	Consent of BGC Engineering Inc. and Warren Newcomen.
5.11*	Consent of TJS Mining-Met Services Inc. and T.J. Smolik.
5.12*	Consent of Snowden Mining Consultants Inc. and Dick Matthews.
5.13*	Consent of EBA Engineering Consultants Ltd. and Eric Fier.
5.14*	Consent of DuMoulin Black LLP.
6.1	Power of Attorney (included in Part III of this Registration Statement).
______________
*To be filed by amendment.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in such securities.

Item 2. Consent to Service of Process.

(a)        Concurrently with the filing of this Registration Statement, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)        No non-U.S. person is acting as trustee with respect to the securities registered pursuant to this Form F-10.

(c)        Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 22nd day of January, 2010.

Seabridge Gold Inc.

By:	/s/ RUDI FRONK
Name: Rudi Fronk
Title: President and Chief Executive Officer

III-2

POWERS OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each officer or director of Seabridge Gold Inc. whose signature appears below constitutes and appoints Rudi Fronk and Rod Chisholm, and each of them, with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments, including post effective amendments, and supplements to this Registration Statement on Form F-10, and registration statements filed pursuant to Rule 429 under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RUDI FRONK	President, Chief Executive Officer and Director (Principal Executive Officer)	January 22, 2010
Rudi Fronk

/s/ ROD CHISHOLM	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 22, 2010
Rod Chisholm

/S/ JAMES ANTHONY	Chairman of the Board of Directors	January 22, 2010
James Anthony

	Director	January , 2010
Frederick Banfield

	Director	January , 2010
William Calhoun

/S/ THOMAS DAWSON	Director	January 22, 2010
Thomas Dawson

/S/ LOUIS FOX	Director
Louis Fox		January 22, 2010

	Director	January , 2010
Eliseo Gonzalez-Urien

III-3

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in his capacity as the duly authorized representative of the Registrant in the United States, in the City of Denver, in the State of Colorado, on this 24th day of January, 2010.

Rudi Fronk

/s/ RUDI FRONK
Name: Rudi Fronk

III-4

EXHIBITS

Exhibit No.	Description

4.1
Annual Information Form of the Registrant dated March 30, 2009 for the year ended December 31, 2008, but excluding the information under the headings “Description of the Issuer's Business – KSM Project - 2008 Resource Estimates” and "Description of the Issuer's Business – KSM Project - Preliminary Assessment” (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.2
Audited consolidated financial statements of the Registrant as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 together with the notes thereto and the auditors' report thereon and related management's discussion and analysis (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.3
Unaudited interim consolidated financial statements of the Registrant as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008 together with the notes thereto and related management's discussion and analysis (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on November 13, 2009).

4.4
Management Proxy Circular dated April 24, 2009, prepared in connection with the Registrant's annual and special meeting of shareholders held on June 18, 2009 (incorporated by reference from the Registrant’s Report on Form 6-K, furnished to the Commission on May 15, 2009).

4.5
Material Change Report, dated January 5, 2009, reporting drilling results of the summer 2008 drill program at the Mitchell zone of the KSM Project (incorporated by reference to Exhibit 99.1 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.6
Material Change Report, dated January 8, 2009, reporting the final 2008 drill results from the Sulphurets zone of the KSM Project (incorporated by reference to Exhibit 99.2 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.7
Material Change Report, dated March 12, 2009, reporting updated gold resources for the KSM Project (incorporated by reference to Exhibit 99.3 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.8
Material Change Report, dated April 2, 2009, reporting updated gold and copper resources at the KSM Project (incorporated by reference to Exhibit 99.4 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.9
Material Change Report, dated June 10, 2009, reporting updated pit scenarios for the KSM Project (incorporated by reference to Exhibit 99.5 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

III-5

Exhibit No.	Description

4.10
Material Change Report, dated June 25, 2009, reporting the execution of a letter of intent regarding the sale of the Registrant’s Red Mountain Project to BonTerra Resources Inc. (incorporated by reference to Exhibit 99.6 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.11
Material Change Report, filed August 10, 2009, reporting the results of the update Preliminary Economic Assessment for the KSM Project and amending the material change report dated August 4, 2009 to reflect the correct date of the material change (incorporated by reference to Exhibit 99.7 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.12
Material Change Report, dated August 19, 2009, reporting an agreement with Max Minerals Ltd. to acquire additional claims in the area of the KSM Project (incorporated by reference to Exhibit 99.8 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.13
Material Change Report, dated October 20, 2009, reporting that the proposed sale of the Red Mountain Project to BonTerra Resources Inc. was not proceeding (incorporated by reference to Exhibit 99.9 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.14
Material Change Report, dated October 20, 2009, reporting drilling results from the summer 2009 drill program at the Sulpherets zone of the KSM Project (incorporated by reference to Exhibit 99.10 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.15
Material Change Report, dated November 3, 2009, reporting drilling results from the summer 2009 drill program at the Mitchell zone of the KSM Project (incorporated by reference to Exhibit 99.11 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.16
Material Change Report, dated November 5, 2009, reporting drilling results from the summer 2009 drill program at the Kerr zone of the KSM Project (incorporated by reference to Exhibit 99.12 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 25, 2010).

4.17
Material Change Report, dated January 18, 2010, reporting the updated mineral resource estimate at the KSM Project (incorporated by reference to Exhibit 99.13 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 22, 2010).

4.18
Audited related supplemental note dated January 20, 2010 entitled "Reconciliation with United States Generally Accepted Accounting Principles-Item 18 as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008” (incorporated by reference to Exhibit 99.1 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 26, 2010).

III-6

Exhibit No.	Description

4.19
Unaudited related supplemental note dated January 20, 2010 entitled "Reconciliation with United States Generally Accepted Accounting Principles-Item 18 as at September 30, 2009 and for the three and nine month periods ended September 30, 2009 and 2008” (incorporated by reference to Exhibit 99.2 from the Registrant’s Report on Form 6-K, furnished to the Commission on January 26, 2010).

5.1	Consent of KPMG LLP.
5.2*	Consent of Resource Modeling Inc. and Michael Lechner.
5.3*	Consent of Wardrop, A Tetra Tech Company, Frank Grills, John Huang and Ken Deter.
5.4*	Consent of Moose Mountain Technical Services and Jim Gray.
5.5*	Consent of W.N. Brazier Associates Inc. and W.N. Brazier.
5.6*	Consent of Rescan Environmental Services Ltd. and Greg McKillop.
5.7*	Consent of Bosche Ventures Ltd. and Harold Bosche.
5.8*	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson.
5.9*	Consent of McElhanney Consulting Services Ltd. and Robert Parolin.
5.10*	Consent of BGC Engineering Inc. and Warren Newcomen.
5.11*	Consent of TJS Mining-Met Services Inc. and T.J. Smolik.
5.12*	Consent of Snowden Mining Consultants Inc. and Dick Matthews.
5.13*	Consent of EBA Engineering Consultants Ltd. and Eric Fier.
5.14*	Consent of DuMoulin Black LLP.
6.1	Power of Attorney (included in Part III of this Registration Statement).
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*To be filed by amendment.

III-7